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[COMPANY NAME AND LOGO]                                      EXHIBIT 99.2


                                        [Date]



Dear Shareholder:

          National Mercantile Bancorp (the "Company") has begun an offering (the "Offering") of up to 550,000 shares of its Preferred Stock, $10.00 stated value (the "Preferred Stock"), to holders of record of Common Stock at the close of business on ___________, 1997 (the "Record Date"), pursuant to nontransferable subscription rights ("Rights") to subscribe for and purchase shares of Preferred Stock at a price of $1.10 per share (the "Subscription Price"). Each shareholder will receive one (1) Right for each share of Common Stock held of record by such shareholder on the Record Date, and the aggregate number of Rights issued by the Company to each shareholder will be rounded up to the next whole number.

          Each Right will entitle the holder thereof (the "Rights Holder") to subscribe for and purchase at the Subscription Price 1.624 shares of Preferred Stock (the "Basic Subscription Privilege"), subject to proration and reduction by the Company under certain circumstances. Any Rights Holder who exercises the Basic Subscription Privelege in full is entitled to subscribe for and purchase additional shares of Preferred Stock that are not otherwise subscribed for by all Rights Holders pursuant to the exercise of the Basic Subscription Privilege, subject to proration and reduction by the Company under certain circumstances. The number of Rights to which you are entitled is printed on the front of your Subscription Rights Certificate.

          Enclosed for your review is the Prospectus, a nontransferable Subscription Right Certificate and related documents concerning the Offering. The Offering will expire at 5:00 p.m., California time, on ____________, 1997 unless extended by the Company to a time not later than 5:00 p.m., California time, on ____________, 1997. Rights not exercised or sold by such time will expire and become worthless. Any questions or requests for assistance should be directed to KISSEL-BLAKE, INC., the Information Agent for the Offering, at (800) 554-7733 (toll free) or (212) 344-6733 (call collect).
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          The Offering is being made only pursuant to the Prospectus which sets forth detailed information about the Company, National Mercantile Bank and the Offering. Please read these enclosed materials carefully.


Sincerely,




----------------------------            ----------------------------
Howard P. Ladd                          Scott A. Montgomery
CHAIRMAN OF THE BOARD, PRESIDENT        EXECUTIVE VICE PRESIDENT
and CHIEF EXECUTIVE OFFICER             and
                                        CHIEF ADMINISTRATIVE OFFICER